

September 15, 2022

Du Jun
Chief Financial Officer
SINOPEC SHANGHAI PETROCHEMICAL CO LTD
No. 48 Jinyi Road, Jinshan District, Shanghai, 200540
The People's Republic of China

> **Re: SINOPEC SHANGHAI PETROCHEMICAL CO LTD**
> **Form 20-F for the for the Fiscal Year Ended December 31, 2021**
> **Response dated September 8, 2022**
> **File No. 001-12158**

Dear Mr. Jun:

We have reviewed your September 8, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 30, 2022 letter.

Correspondence dated September 8, 2022

Item 3.C Risk Factors, page 8

1. We note your response to prior comment 1. Please revise your disclosure to also discuss that the PCAOB is required to reassess its determinations with regard to inspecting and investigating in mainland China and Hong Kong by the end of 2022.

Please contact Daniel Crawford at 202-551-7767 or Christine Westbrook at 202-551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Scott Lesmes, Esq.